UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) **December 28, 2007**

LEGG MASON, INC.
(Exact name of registrant as specified in its charter)

Maryland	**1-8529**	**52-1200960**
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

100 Light Street, Baltimore, Maryland	**21202**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(410) 539-0000**

Not Applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry Into a Material Definitive Agreement

On December 28, 2007, Legg Mason, Inc. (the "Company") entered into a total return swap arrangement with Barclays Bank, PLC (the "Bank") pursuant to which the Bank purchased securities issued by three structured investment vehicles from a liquidity fund managed by a subsidiary of the Company. The securities, $440 million, $155 million and $295 million in face amount of commercial paper issued by K2 (USA) LLC, Whistlejacket Capital Ltd. and White Pine Finance LLC, respectively (collectively, the "Securities"), were purchased by the Bank for cash at an aggregate price of $832 million. In addition, the Company reimbursed the fund for the $58 million difference between the fund's amortized cost and the purchase price. Under the swap, Legg Mason will pay to the Bank any losses (including losses incurred through a sale of the Securities or through principal not being repaid at maturity) the Bank incurs from its ownership of the Securities and a return on the purchase price paid for the Securities equal to the one-month LIBOR rate plus 1%, and the Bank will pay to Legg Mason any principal and interest it receives on the Securities in excess of the price it paid for the Securities. The swap arrangement terminates in November 2008; however the Company may elect to earlier terminate the swap arrangement at any time. The Bank may elect to earlier terminate the swap arrangement in certain circumstances, including if an event has a material adverse effect on the Company's business or financial condition, if the credit ratings of the Company's senior debt are reduced below BBB by Standard & Poor's or Baa2 by Moody's Investors Services or if the Company does not maintain, on a consolidated basis, at least $250 million in aggregate cash and cash equivalents plus amounts available to be borrowed under revolving credit facilities. Upon a termination of the swap arrangement, any outstanding Securities will be sold at market prices and the Company will be responsible to reimburse the Bank for any losses the Bank incurs in the sale. To secure its obligations under the arrangement, Legg Mason has provided $83 million in cash collateral to collateralize the swap, which may be increased or decreased based on changes in the market value of the Securities or upon any maturity of, or default under, any of the Securities.

As a result of the total return swap transaction, Legg Mason currently expects, based on current market conditions and prices, to incur a charge in the quarter ended December 31, 2007, of approximately $10 million ($3 million after tax and after giving effect to related adjustments under a revenue sharing agreement with a Legg Mason subsidiary). This charge reflects costs expected to be accrued in the quarter as a result of the total return swap as well as decreases in the fair value of the Securities through December 27, 2007. Attached hereto as Exhibit 99.1 and incorporated herein by reference is a press release announcing the total return swap arrangements and certain other actions that the Company has taken to provide support to liquidity funds managed by its subsidiary.

Item 2.03 **Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant**

On December 28, 2007, the Company entered into the total return swap transaction discussed above in Item 1.01. Under the swap arrangement, Legg Mason will pay to the Bank any losses (including losses incurred through a sale of the Securities or through principal not being repaid at maturity) the Bank incurs from its ownership of the Securities and a return on the price paid for the Securities equal to the one-month LIBOR rate plus 1%, and the Bank will pay to Legg Mason any principal and interest it receives on the Securities in excess of the price it paid for the Securities. The maximum future amount that the Company could be required to pay under the total return swap arrangements would be the aggregate price paid by the Bank for the Securities of $832 million plus financing costs.

Item 8.01 **Other Events**

As previously disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, a subsidiary of the Company manages certain liquidity funds that have invested in asset-backed commercial paper, including securities issued by structured investment vehicles, that has been affected by conditions in the fixed income markets. In response to this, during the quarter ending December 31, 2007, the Company has procured several forms of credit and other support for certain of these funds. The support provided to date has consisted of (i) procuring letters of credit from unaffiliated banks in an aggregate amount of $335 million supporting two securities held by two funds, (ii) entering into a capital support agreement with one fund pursuant to which the Company has agreed to provide up to $15 million in capital contributions to the fund if it recognizes losses from certain investments or continues to hold the underlying securities at the expiration of the one-year term of the agreement and, at the applicable time, the fund's net asset value is less than a specified threshold, (iii) purchasing Canadian conduit securities from a Canadian fund, (iv) entering into the total return swap transaction discussed above and (v) purchasing certain non-bank sponsored structured investment vehicle-issued securities from a fund. Attached hereto as Exhibit 99.1 and incorporated herein by reference is a press release summarizing the Company's current expectations, based on current market conditions and prices, as to the impact of all of this support on its earnings for the quarter ending December 31, 2007. Attached hereto as Exhibit 99.2 and incorporated herein by reference is a schedule further summarizing the Company's current expectations, based on current market conditions and prices, as to the impact that each form of support discussed above will have on its earnings for the quarter ending December 31, 2007.

Item 9.01   **Financial Statements and Exhibits**

(d)   Exhibits

Exhibit No.	Subject Matter
99.1	Press Release of Legg Mason, Inc. dated December 28, 2007
99.2	Schedule of Expected Earnings Impact of Liquidity Fund Support

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGG MASON, INC.
(Registrant)

Date: December 28, 2007 By: /s/ Thomas P. Lemke
Thomas P. Lemke
Senior Vice President and
General Counsel

LEGG MASON, INC.

EXHIBIT INDEX

Exhibit No.	**Subject Matter**
99.1	Press Release of Legg Mason, Inc. dated December 28, 2007
99.2	Schedule of Expected Earnings Impact of Liquidity Fund Support

Exhibit 99.1

CONTACT: Investor Relations: F. Barry Bilson, 410-539-0000;
                 Media: Mary Athridge, 917-208-1710

**LEGG MASON ANNOUNCES REDUCTION IN ASSET BACKED
COMMERCIAL PAPER INVESTMENTS IN TWO NON-US LIQUIDITY FUNDS**

Baltimore, Maryland – December 28, 2007 - Legg Mason, Inc. (NYSE:LM) announced that it has taken action to reduce the holdings of securities issued by certain asset backed commercial paper ("ABCP") issuers held by two non-US stable net asset value liquidity funds managed by a subsidiary. The company acted to enhance the liquidity of the two funds in light of current market conditions and the composition of their portfolios and to provide further support for one of the fund's portfolio ratings. Neither fund, nor their shareholders, incurred any loss in connection with the transactions.

As of December 21, 2007, Legg Mason's liquidity business had $164 billion of assets under management. Of this amount, exposure to Structured Investment Vehicles ("SIVs"), one type of ABCP, held by liquidity funds has declined substantially as a result of maturities and sales of certain positions. As a result of the actions announced today, the SIV exposure in liquidity funds has declined to 3.2% of total liquidity assets. Approximately 1.1% of the liquidity assets are invested in bank-sponsored SIVs, which have been announcing their full support for these programs. While current market conditions remain challenging, and no guarantees can be given, Legg Mason is confident that its liquidity funds will continue to maintain a stable net asset value and their portfolios are appropriately positioned to continue to satisfy the liquidity needs of investors.

In a Dublin-domiciled fund, Legg Mason reduced the fund's SIV holdings through (1) a transaction whereby the fund received cash of $890 million for certain SIV securities that were transferred to a major banking institution (the "Bank") in connection with a total return swap between the Bank and the Company, and (2) Legg Mason purchasing for cash an aggregate of $132 million in principal amount of SIV securities from the fund. All of the securities in question have scheduled maturities ranging from January to November 2008.   Under the total return swap, Legg Mason is responsible for any loss incurred by the Bank below its purchase price through November 2008 plus a return to the Bank (net of any interest received on the securities) and would benefit from any gain realized by the Bank above its purchase price. Legg Mason has provided $83 million to collateralize the swap, which may be increased or decreased based on changes in the market value of the underlying instruments or upon any maturity of, or default under, any of the underlying instruments.

In the second non-US fund, Legg Mason has agreed to acquire for cash an aggregate of $99 million in principal amount of conduit securities issued by Canadian ABCP issuers. These conduits are currently undergoing a restructuring process in Canada.

Raymond A. "Chip" Mason, the company's chairman, president and chief executive officer, commented, "This action is consistent with our ongoing efforts to reduce the ABCP exposure in our liquidity funds in light of current stresses in the credit markets. The actions we are announcing today have meaningfully reduced one fund's ABCP holdings and essentially eliminated the other fund's holdings. These actions are further evidence of our continuing support of our liquidity products in light of current unprecedented market conditions. We will continue to monitor our liquidity funds carefully and may elect to take additional action in the future if we deem it appropriate."

As a result of all the liquidity fund support it has provided to date (including the actions announced today), Legg Mason currently expects, based on current market conditions, to accrue an aggregate expense in the quarter ending December 31, 2007 of $89.7 million ($22.2 million, or $0.15 per diluted share, after tax and after giving effect to related adjustments to a revenue sharing agreement with a Legg Mason subsidiary).

The Company will also file a Form 8-K with further details of these transactions.

Legg Mason, Inc. is a global asset management firm, with over $1 trillion in assets under management as of September 30, 2007. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2007 and its Quarterly Reports on Form 10-Q.

Expected Earnings Impact of Liquidity Fund Support
As of December 27, 2007

Exhibit 99.2

($ in thousands)

Description	Support Amount	Cash Collateral	Pre Tax Charge (7)	After Tax Charge (8)
Letters of Credit (1)	$ 335,000	$ 262,000	$ 60,000	$ 15,000
Capital Support Agreement (2)	15,000	15,000	2,000	500
Purchased Canadian Conduit Securities (3)	99,000 (6)	-	17,000	4,000
Total Return Swap (2) (4)	890,000 (6)	83,000	10,000	2,500
Purchased Non-bank Sponsored SIVs (2) (5)	132,000 (6)	-	700	200
TOTAL	$ 1,471,000	$ 360,000	$ 89,700	$ 22,200

(1) Pertains to Citi Institutional Liquidity Fund P.L.C. (USD Fund) and Prime Cash Reserves Portfolio
(2) Pertains to Citi Institutional Liquidity Fund P.L.C. (USD Fund)
(3) Pertains to the Legg Mason Western Asset Canadian Money Market Fund
(4) Amount of underlying securities expected to remain outstanding at March 31, 2008 is $440 million based upon current maturity schedules
(5) Amount of securities expected to remain outstanding at March 31, 2008 is $82 million based upon current maturity schedules
(6) Represents principal amount of securities subject to transaction
(7) Includes mark-to-market losses and net financing costs, if applicable
(8) Includes related adjustments for revenue sharing agreement and income tax benefits